UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Harbor Global Company Ltd.

(Name of issuer)

Common Shares, par value $.0025 per share

(Title of class of securities)

G4285W100

(CUSIP number)

John F. Cogan, Jr.

c/o Wilmer, Cutler Pickering, Hale and Dorr LLP

60 State Street

Boston, MA 02109

Telephone: 617-742-7825

(Name, address and telephone number of person authorized to receive notices and communications)

November 3, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64285W 10 0	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John F. Cogan, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 409,191 8 SHARED VOTING POWER 98,868 9 SOLE DISPOSITIVE POWER 409,191 10 SHARED DISPOSITIVE POWER 98,868

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON Individual (IN)

This Statement amends and supplements the Statement on Schedule 13D, originally filed by Mr. John F. Cogan, Jr. on November 3, 2000, (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, dated December 8, 2000, with respect to his ownership of Common Shares of Harbor Global Company Ltd., par value $0.0025 (the “Common Shares”).

Item 2. Identity and Background

Item 2 is hereby amended as follows:

This Statement on Schedule 13D is being filed by John F. Cogan, Jr., a Director of Harbor Global Company Ltd. since October 2001. Mr. Cogan is the Non-Executive Chairman of the Board and a Director of Pioneer Asset Management USA Inc. (formerly, The Pioneer Group, Inc.). He is also the Chairman and a Director of Pioneer Investment Management, Inc., President and a Director of Pioneer Funds Distributor, Chairman and President of the Pioneer Group of Mutual Funds, a Director of Pioneer Alternative Investments Management Limited (Ireland) and Deputy Chairman and Director of Pioneer Global Asset Management S.p.A. Mr. Cogan is also President and a Director of Pioneer Alternative Investments Management Ltd. (Bermuda) and affiliated entities. Mr. Cogan was a Director of PIOGLOBAL Real Estate Investment Fund, a subsidiary of Harbor Global, from 1995 to June 27, 2006. From 1963 to October 24, 2000, he was President, Chief Executive Officer and a Director of Pioneer Asset Management USA Inc. Currently he is a Director of ICI Mutual Insurance Company. Since 2000, Mr. Cogan is of Counsel at Wilmer, Cutler Pickering, Hale and Dorr LLP. Prior to 2000, he was a Partner at Hale and Dorr LLP (a predecessor firm to Wilmer, Cutler Pickering, Hale and Dorr LLP). Wilmer, Cutler Pickering, Hale and Dorr LLP is a law firm located at 60 State Street, Boston, MA 02109. Mr. Cogan is a citizen of the United States of America.

In the past five years, Mr. Cogan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

On November 3, 2006, Mr. Cogan made a gift of 128,800 Common Shares to a non-profit entity.

On November 3, 2006, Mr. Cogan, in his capacity as trustee, distributed 167,000 Common Shares from a voting trust established in 1989. Mr. Cogan is the trustee and Mary T. Cogan (his former spouse) is the beneficial holder of the voting trust. Of the 167,000 Common Shares, 160,498 Common Shares were distributed to the Mary T. Cogan Revocable Trust and 6,502 Common Shares were distributed to the Cogan Family Educational Trust. Mr. Cogan is not a trustee of, and has no beneficial interest in, either the Mary T. Cogan Revocable Trust or the Cogan Family Educational Trust.

As of the date of this schedule, Mr. Cogan beneficially owns 508,059 Common Shares, which represent approximately 9.0% of the outstanding Common Shares (based on 5,673,311 Common Shares outstanding on September 29, 2006).

Mr. Cogan has sole power to vote and dispose of 409,191 Common Shares.

Mr. Cogan was granted 1,500 Common Shares each year in October of 2001, 2002, 2003, 2004 and 2005 for a total of 7,500 Common Shares pursuant to the Harbor Global Company Ltd. Amended and Restated Non-Employee Director Share Plan in consideration of his services as a director of Harbor Global Company Ltd.

Mr. Cogan shares the power to vote and dispose of 14,868 Common Shares held by the John F. Cogan, Jr. Family Trust (a revocable trust established by him) with William H. Schmidt, a United States citizen, of Wilmer, Cutler Pickering, Hale and Dorr LLP, whose business address is 60 State Street, Boston MA 02109. In the past five years, Mr. Schmidt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Mr. Cogan shares the power to vote and dispose of 84,000 Common Shares held by the Cogan Family Charitable Foundation with the following co-trustees: (i) his wife, Mary L. Cornille, a United States citizen, whose address is 975 Memorial Drive, Cambridge, MA 02138, (ii) his son, Gregory M. Cogan, a United States citizen, of Lack & Cogan, whose business address is 45 School Street, Boston MA 02108, (iii) his daughter, Pamela Riddle Cogan, a United States citizen, of Ropers Majeski, whose business address is 1001 Marshall Street, Redwood City, CA 94063, and (iv) his son, Peter G. Cogan, a United States citizen, an attorney in sole private practice, whose business address is 119 First Avenue S., Suite 500, Seattle, WA 98104. In the past five years, none of the co-trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 9, 2006

By:	/s/ John F. Cogan, Jr.
Name:	John F. Cogan, Jr.